November 23, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention: Martin James, Senior Assistant Chief Accountant

Re:          Cree, Inc.
Form 10-K for the fiscal year ended June 27, 2010
Filed August 18, 2010
File No. 000-21154

Dear Mr. James:

Set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated October 19, 2010, relating to the Form 10-K for Fiscal Year Ended June 27, 2010 of Cree, Inc. (the “Company”).  This letter includes each comment from the letter in italics, with the Company’s response set forth immediately below.  The Company has repeated the headings and paragraph numbers from the letter for your convenience.

Form 10-K for the Fiscal Year Ended June 27, 2010

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 52

1.	With respect to your arrangements to perform research and development for others, please tell us how you considered the disclosures required by FASB ASC 730-20-50-1 through 50-3.

RESPONSE:

In response to the Staff’s comment, the Company notes that guidance cited by the Staff relates to disclosures required for significant contracts to perform research and development for others.  Although the Company does engage in research and development for others, most of these arrangements are similar in that they are research contracts or subcontracts funded by various agencies of the U.S. Government to advance knowledge related to Silicon Carbide (SiC) or Gallium Nitride (GaN).

United States Securities and Exchange Commission
Division of Corporation Finance

The Company does not consider any of these contracts to be significant individually, and it does not consider these contracts to be significant in the aggregate.  As disclosed on page 5 in Part I, Item 1 of the Company’s Annual Report on Form 10-K, “we derive a small portion of our revenue from funding that we receive pursuant to research contracts or subcontracts funded by various agencies of the U.S. Government, approximately 2% of our revenues for fiscal 2010”.  Similarly, revenues from these types of contract arrangements for fiscal 2009 represented only 3% of the Company’s total revenues, which was down from 6% in fiscal 2008.  The number of contracts generating this revenue during fiscal years 2010, 2009 and 2008 was 22, 28 and 32, respectively, which dilutes the impact of any individual contract.  Accordingly, the Company does not believe any additional disclosures are necessary since these contracts are not significant individually or in the aggregate.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 52

2.
Please tell us about the nature of the refinement to your global supply chain that caused you to change the functional currency of your international subsidiaries to the US dollar in the fourth quarter of fiscal 2009.  Refer to FASB ASC 830-10-45-7.

RESPONSE:

In response to the Staff’s comment, the Company notes that the guidance cited by the Staff states that once the functional currency for a foreign entity is determined, that determination shall be used consistently unless significant changes in economic facts and circumstances indicate clearly that the functional currency has changed.  The changes impacting the Company’s global supply chain related to the acquisition and eventual integration of a Hong Kong entity called COTCO Luminant Device Limited (now “Cree Hong Kong Limited” and, collectively with its subsidiaries, “Cree Hong Kong”).  The Company completed this integration in the fourth quarter of fiscal 2009, at which time, in the Company’s judgment the US dollar became the appropriate functional currency designation for the Company’s global operations.

The Cree Hong Kong acquisition expanded the Company’s production capabilities, distribution and sales presence in Asia to support its global sales.  The Company significantly changed its global supply chain by integrating the operations of Cree Hong Kong into the rest of its business by modifying its global process flows to direct increases in production volume of LED components to these new operations.  During the course of fiscal 2009 we began integrating our legacy Asia operations into Cree Hong Kong, including global customer sales, which are denominated in US dollars, thus increasing Cree Hong Kong’s US dollar exposure.  In addition, Cree Hong Kong began significantly expanding production capabilities to produce our LED component products which included the purchase of critical equipment and materials from external suppliers and the Company’s other divisions, with the invoices being denominated in US dollars.

United States Securities and Exchange Commission
Division of Corporation Finance

This combination of these activities significantly increased the amount of intercompany purchases and sales from and to the US, Hong Kong and China.  As such, in the fourth quarter of fiscal 2009, the Company concluded that Cree Hong Kong operations had become a direct and integral component of the parent Company operations and that the day-to-day operations of Cree Hong Kong are highly dependent upon US dollar transactions.

Note 17. Geographic Information, page 84

3.	On pages 4-5, you discuss your various products such as LED Chips, LED Components, LED lighting, etc. Please tell us how you considered the disclosures required by FASB ASC 280-10-50-40.

RESPONSE:

In response to the Staff’s comment, the Company notes that guidance cited by the Staff relates to disclosures required about revenues from external customers for each product and service or each group of similar products and services.  The Company’s products include (1) LED Products, which represent products related to LED chips, including LED chips themselves, LED components, and LED lighting, and (2) Power and RF Products.  While the development of all of the Company’s products is largely based on its proprietary SiC and GaN technology, the Company categorizes its products into these two groups based on customer use.  As such, the Company provides disclosure of its revenues in these groups of similar products on page 30 in Part II, Item 7 of its Annual Report on Form 10-K.  In future filings, the Company will disclose revenues from these two product groups within our financial statement disclosures in addition to the current disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

United States Securities and Exchange Commission
Division of Corporation Finance

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 In connection with the responses in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please contact me at (919) 313-5359.

Sincerely,

CREE, INC.

/s/ John T. Kurtzweil
John T. Kurtzweil
Executive Vice President and
Chief Financial Officer